                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                         NOVITRON INTERNATIONAL, INC.
                         ----------------------------
                               (Name of Issuer)

                    COMMON STOCK, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   670088103
                                   ---------
                                (CUSIP Number)

                              Third Security, LLC
                              The Governor Tyler
                              1902 Downey Street
                            Radford, Virginia 24141
                       Attention: Marcus E. Smith, Esq.
                         Telephone No.: 540-633-7971
                         ----------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:
                           John Owen Gwathmey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                               October 23, 2001
                               ----------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rules 13d-1(e), (f) or (g),
                         check the following box [_].

                               Page 1 of 7 Pages

---------------------------                       ----------------------------
CUSIP NO. 670088103                  13D          Page 2 of 7 Pages
---------------------------                       ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Randal J. Kirk
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          435,082
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             99,801
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          435,082
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          99,801
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      534,883
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------------------                       ----------------------------
CUSIP NO. 670088103                  13D          Page 3 of 7 Pages
---------------------------                       ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      RJK, L.L.C.                  I.R.S. Identification No.: 54-1816015
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             99,801
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          99,801
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      99,801
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO - limited liability company
------------------------------------------------------------------------------

     This Amendment No. 8 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001 and Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk") and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Kirkfield, L.L.C., a Virginia limited liability company, and Zhong Mei, L.L.C., a Virginia limited liability company.


  Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "During the period commencing September 7, 2001 and ending October 25, 2001, Mr. Kirk used approximately $253,293 of personal funds to purchase 34,700 shares of Common Stock."


  Item 4.  Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph immediately following the first paragraph under Item 4 of the Original Schedule 13D:

     "Although none of the Reporting Persons has any immediate intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management, the Reporting Persons, in consultation with the board of directors of the Issuer, may seek representation on the board of directors of the Issuer in the future."

     Item 4 of the Original Schedule 13D is hereby further amended by replacing the word "CCH" in the last sentence of the second paragraph under Item 4 of the Original Schedule 13D with the words "The Reporting Persons."


  Item 5.  Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

                               Page 4 of 7 Pages

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 534,883 shares, representing 37.0% of the 1,445,227 shares outstanding as reported by the Issuer on August 10, 2001 in the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2001 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 369,569 of the shares to which this statement relates. Kirkfield, RJK and Zhong Mei directly beneficially own 56,230, 99,801 and 9,283 shares, respectively, to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK and Zhong Mei."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from September 7, 2001, the date on which Amendment No. 7 to this statement was originally filed with the Securities and Exchange Commission, through October 25, 2001. Unless otherwise indicated, all such transactions were effected on The Nasdaq SmallCap Market.

                                                 Shares Purchased              Average Price
Reporting Person                 Date                 (Sold)                    Per Share*
-------------------------------------------------------------------------------------------------
Mr. Kirk                        9/17/01                1,000                      $5.95
Mr. Kirk                        9/18/01                1,000                      $5.95
Mr. Kirk                        9/24/01                1,300                      $6.00
Mr. Kirk                        9/26/01                1,100                      $6.08
Mr. Kirk                       10/23/01               17,700                      $6.81
Mr. Kirk                       10/24/01                3,700                      $7.64
Mr. Kirk                       10/25/01                8,900                      $8.72

* Price excludes commission."

  Item 7.  Material to be Filed as Exhibits.

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

                               Page 5 of 7 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  October 25, 2001            /s/ Randal J. Kirk
                                   ---------------------------------------------
                                   Randal J. Kirk

Date:  October 25, 2001            RJK, L.L.C.

                                   By: /s/ Randal J. Kirk
                                       -----------------------------------------
                                       Randal J. Kirk
                                       Manager

                               Page 6 of 7 Pages

                                 EXHIBIT INDEX
                                 -------------

Exhibit Number      Exhibit
--------------      -------

Exhibit 99.1 Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

                               Page 7 of 7 Pages